Exhibit 99.6

Questions and Answers on Voting Procedures for

the Combined Ordinary and Extraordinary General Meeting (2016)

CELLECTIS S.A.

What does a Cellectis ADR represent?

Each American Depositary Receipt (an “ADR”) represents a certain number of American Depositary Shares (“ADSs”). Each ADS represents one ordinary share (an “Ordinary Share”) of Cellectis S.A. (the “Company”).

When and where is the Combined Ordinary and Extraordinary General Meeting (the “Meeting”)?

The Meeting will be held on Tuesday, May 17, 2016 at 9:30 A.M. (Paris time) at the Biopark auditorium located at 11 rue Watt, 75013 Paris, France (the “Meeting”).

Who may vote at the Meeting?

If you are a holder of record of the Company’s ADSs on April 18, 2016 (the “ADS Record Date”) and at 5:00 P.M. (New York City time) on May 12, 2016, you may vote on the issues set forth in the posted Notice of Meeting from the Company. Please note that in order to vote you will need to deliver a completed and signed Voting Instructions Form, to Citibank, N.A. (the “Depositary”) at the address noted on the enclosed envelope. See next Q & A for more detailed information on the voting process.

How does a Holder of ADSs vote?

A Holder of ADSs votes by either completing a Voting Instructions Form or by attending the Meeting in person.

If you wish to attend the Meeting in person:

If you wish to attend the Meeting in person, you must cancel your ADSs and become a direct and registered shareholder on the Company’s Register of Shareholders before 12:01 A.M. (Paris time) on May 13, 2016 (the “French Record Date”). You must also contact the Company to give notice of attendance. You can contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 to cancel your ADSs.

If you wish to vote your ADSs by proxy:

As an ADR Holder you can vote by completing the enclosed Voting Instructions Form, signing it and returning it to the Depositary in the envelope provided herewith by 5:00 p.m. (New York City time) on May 12, 2016. If you hold your ADSs through a custodian, broker or other agent, you may receive additional instructions from such agent.

Registered Holders:

If you are not holding ADSs through a broker, custodian or other agent, you must complete, sign and return your Voting Instructions Form to the Depositary by 5:00 p.m. (New York City time) on May 12, 2016. Please note that you need to be an owner of ADSs as of the ADS Record Date and as of the French Record Date for your voting instructions to count.

DTC Holders:

If you are holding ADSs through a broker, custodian or other agent, you must timely instruct the applicable broker, custodian or agent to provide voting instructions to the Depositary and to con firm your continued ownership of the ADSs as of the French Record Date. Please note that you need to be an owner of ADSs as of the ADS Record Date and as of the French Record Date for your voting instructions to count.

May voting instructions be withdrawn?

Yes, voting instructions may be withdrawn at any time prior to 5:00 p.m. (New York City time) on May 12, 2016. In order to be effective, a notice of withdrawal of voting instructions must be timely received by Citibank, N.A., by 5:00 p.m. (New York City time) on May 12, 2016.

What happens if I sell my ADSs before the French Record Date?

If you sell, transfer or cancel your ADSs before the French Record Date and the Depositary cannot confirm your continued ownership of ADSs as of the French Record Date, any voting instructions you or your custodian or broker may have delivered to the Depositary will be invalidated.

What happens to unvoted ADSs?

The Depositary shall deem the holders of unvoted ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be materially adversely affected. By way of example and not limitation, it is agreed that routine matters, such as appointing auditors and directors (except where a competing director or slate of directors is proposed), or the approval of a public offering or private placement of securities, would not materially affect the rights of holders of ADSs.

ALL ISSUES RELATED TO THE FORM AND VALIDITY OF ANY NOTICES, DIRECTIONS OR INSTRUCTIONS WILL BE DETERMINED BY CITIBANK, N.A, AS DEPOSITARY, IN ITS SOLE DISCRETION, WHOSE DETERMINATION SHALL BE FINAL AND BINDING.